

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2011

Via Facsimile and U.S. Mail

Mr. Joseph P. Macaluso
Chief Financial Officer
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, New Jersey 07072

> **Re: Tel-Instrument Electronics Corp**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q for the Quarter Ended December 31, 2010**
> **File No. 001-13651**

Dear Mr. Macaluso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Data, page 19

Note 2. Summary of Significant Accounting Policies, page 25

-Revenue Recognition, page 25

1.   We note that you offer customers a right of return for your products. Please revise your
        future filings to disclose all rights of return that you grant your customers. Revise future
        disclosures in the Critical Accounting Policies section of MD&A to explain in more
        detail how you estimate the provisions for your rights of return. Refer to the guidance in
        605-15 of the FASB Accounting Standards Codification.

-Inventories, page 25

2.   We note that you classify service parts inventory as current assets even though you do not
        expect to sell all parts within one year. We note from your response letter dated October
        23, 2008 that you indicated you would classify your inventory as current or non-current
        from that point forward. Please explain to us how your presentation complies with your
        prior response and with section 210-45 of the FASB Accounting Standards Codification.

Note 9. Income Taxes, page 35

3.   We note here and within your December 31, 2010 Form 10-Q that you present a $2.4
        million and a $2.5 million net deferred income tax asset as of March 31, 2010 and
        December 31, 2010, respectively, that appear to primarily relate to your net operating loss
        carryforwards and credits. Giving specific consideration to negative evidence such as
        cumulative losses in recent fiscal years, please explain to us in more detail why you
        believe that it is more likely than not that all of the deferred tax assets will be realized as
        of March 31, 2010 and December 31, 2010. Refer to the guidance in paragraphs 740-10-
        30-5e and 740-10-30-16 through 24 of the FASB Accounting Standards Codification.

Note 14. Stock Option Plans, page 39

4.   We note that you base your expected volatilities upon the historical volatility of your
        common stock and "other factors." Please explain to us the "other factors" that you
        utilize in the determination of your expected volatilities. Refer to the guidance in Topic
        718 of the FASB Accounting Standards Codification and SAB Topic 14(d).

Item 9A(T): Controls and Procedures, page 48

5.   We note your disclosure that your assessment of internal control over financial reporting
        was conducted using the criteria in the Committee of Sponsoring Organizations of the

Treadway Commission ("COSO") in *Internal Control over Financial Reporting - Guidance for Smaller Public Companies*. Please tell us specifically what control framework you applied in performing your assessment of internal control over financial reporting. In that regard, please tell us how the framework you used is an acceptable framework as discussed in SEC Release No. 33-8810: *Commission Guidance Regarding Management's Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934*. Alternatively, to the extent that you utilized the referenced guidance in connection with your evaluation of your internal controls over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*, please confirm that fact to us and revise your disclosure in future filings to clearly indicate that your evaluation was based on that framework rather than the supplemental guidance that you reference in the current disclosure.

Exhibit 31.1 and 31.2

6.   We note that your certifications filed in this Form 10-K and your Forms 10-Q as of June 30, September 30, 2010, and December 31, 2010 are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you have made certain modifications to the wording in paragraph 4(d). We also note that you refer to "annual report" rather than "report" in paragraphs 2, 3, 4(a), and 4(d). Please revise the certifications included to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended December 31, 2010

Note 9. Fair Value Measurements, page 10

7.   We note from page 14 that you recognized a $411,340 liability for warrants that were issued in connection with long-term debt and that you are utilizing the Black-Scholes model to fair value these instruments. Please revise your future filings to disclose how you determined the significant assumptions utilized within this model at inception and at each subsequent reporting date. Provide us with a sample of your proposed revised disclosure.

Item 4(T). Controls and Procedures, page 23

8.   We note your disclosure that your "principal executive officer and principal financial officer concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established

by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief